Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

12 January 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 12 January 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

Embargoed until 0700hrs 12 January 2005

BAA airports handle record number of passengers in 2004

BAA's UK airports handled 140.1 million passengers during the calendar year 2004, an increase of 6.9% on 2003. It is the first time BAA's 7 UK airports have handled in excess of 140 million passengers during a calendar year.

Traffic also performed strongly during the calendar month, increasing 4.6% to 10.5 million passengers in December 2004. The tragic events arising from the south Asian tsunami occurred late in the month and had a negligible impact on traffic.

Calendar year

Among individual airports strong performance was recorded for the full calendar year 2004 compared with 2003. Heathrow recorded a 6.2% increase to 67.1 million passengers, Gatwick a 5.0% increase to 31.4 million, Stansted a 11.7% increase to 20.9 million and Southampton a 25.7% increase to 1.5 million.

At BAA Scotland, Glasgow passenger numbers rose 5.5% to 8.6 million, Edinburgh added 7.0% to 8 million passengers and Aberdeen increased 5.0% to 2.6 million.

During the calendar year air traffic movements increased 3.8% to 1.21 million while cargo increased 7.7% to 1.8 million tonnes.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



December traffic

Among individual airports in December 2004 compared with December 2003, Heathrow increased 2.5%, Gatwick 8.1%, Stansted 4.6% and Southampton 6.8%. In Scotland, Glasgow passenger numbers rose 7.3%, while Edinburgh increased 6.9% and Aberdeen 8.6%.

In December long haul services (excluding North Atlantic) recorded the highest gains, increasing 9.4%, followed by domestic markets which increased 6.2% and European scheduled markets which increased 5.1%. The North Atlantic market fell 1.2% and European charter markets fell 2.9%.

Air transport movements rose by 3.0% in December while cargo increased 9.0%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Sam Bateman, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Sarah Hunter, BAA plc**
Tel + 44 (0) 207 932 6692

BAA

BAA Traffic Summary : December 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Dec 04	% Change**	Calendar Year 2004	% Change***
Heathrow	5,331.1	2.5	52,051.3	5.8	67,111.3	6.2
Gatwick	2,115.9	8.1	25,474.2	5.5	31,388.8	5.0
Stansted	1,621.0	4.6	16,516.2	10.0	20,905.1	11.7
London Area Total	**9,068.0**	**4.1**	**94,041.7**	**6.4**	**119,405.1**	**6.8**
Southampton	107.2	6.8	1,208.9	15.2	1,532.7	25.7
Glasgow	526.7	7.3	6,998.5	6.4	8,563.6	5.5
Edinburgh	578.5	6.9	6,275.0	7.2	7,998.2	7.0
Aberdeen	207.4	8.6	2,085.5	5.7	2,645.6	5.0
Scottish Total	**1,312.7**	**7.3**	**15,359.0**	**6.6**	**19,207.4**	**6.0**
BAA Total	**10,487.9**	**4.6**	**110,609.5**	**6.5**	**140,145.2**	**6.9**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Dec 04	% Change**	Calendar Year 2004	% Change***
Heathrow	37,720	1.5	355,064	2.6	469,763	2.8
Gatwick	18,055	6.1	189,962	4.0	241,489	2.8
Stansted	13,678	0.0	136,316	3.1	177,395	3.5
London Area Total	**69,453**	**2.3**	**681,342**	**3.1**	**888,647**	**2.9**
Southampton	2,759	5.4	28,785	9.1	37,435	14.3
Glasgow	6,703	5.3	72,787	5.6	92,836	4.6
Edinburgh	8,526	2.1	85,546	6.0	112,549	6.0
Aberdeen	6,804	8.6	63,588	5.7	82,525	5.1
Scottish Total	**22,033**	**5.0**	**221,921**	**5.8**	**287,910**	**5.3**
BAA Total	**94,245**	**3.0**	**932,048**	**3.9**	**1,213,992**	**3.8**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Dec 04	% Change**	Calendar Year 2004	% Change***
Heathrow	112,108	8.2	1,015,806	10.5	1,325,185	8.3
Gatwick	19,902	8.2	162,153	-3.1	218,267	-2.1
Stansted	18,804	11.0	171,286	12.6	227,451	13.7
London Area Total	**150,814**	**8.6**	**1,349,245**	**9.0**	**1,770,903**	**7.6**
Southampton	14	-33.3	209	-17.1	274	-15.4
Glasgow	695	68.3	7,038	50.9	8,169	54.1
Edinburgh	2,477	21.6	20,980	7.8	27,428	10.4
Aberdeen	333	32.1	2,892	7.6	3,741	7.3
Scottish Total	**3,505**	**29.7**	**30,910**	**15.3**	**39,338**	**17.0**
BAA Total	**154,333**	**9.0**	**1,380,364**	**9.1**	**1,810,515**	**7.7**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of December 2003

** compared to the nine months April to December 2003

*** compared to the twelve months to December 2003

Market Comparison: December 2004

Market	*BAA Total Dec 03 (000s)*	*BAA Total Dec 04 (000s)*	*% Change*
Domestic	2,005	2,129	6.2
Eire	488	497	1.9
European Scheduled	3,867	4,063	5.1
European Charter*	521	506	-2.9
North Atlantic	1,451	1,434	-1.2
Other Long Haul	1,698	1,858	9.4
Total	**10,031**	**10,488**	**4.6**

Market Comparison: Calendar Year 2004

Market	*BAA Total Jan-Dec 2003 (000s)*	*BAA Total Jan-Dec 2004 (000s)*	*% Change*
Domestic	25,582	26,743	4.5
Eire	6,305	6,426	1.9
European Scheduled	50,152	54,807	9.3
European Charter*	13,268	12,401	-6.5
North Atlantic	17,629	18,983	7.7
Other Long Haul	18,206	20,786	14.2
Total	**131,142**	**140,145**	**6.9**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



13 January 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 13 January 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Immediate Release 13 January 2005

Potential joint venture of non-core aeronautical property interests

BAA has a long term strategic intent to develop its aviation related property interests. BAA is also constantly looking to increase shareholder value from its success in this activity.

Discussions are underway and due diligence has commenced with a view to forming a 50:50 joint venture with an external investor to hold certain of BAA's non-core aeronautical properties. The actual properties to be included in the joint venture are still being considered.

The transaction, if concluded, will raise cash for BAA.

A further announcement will be made in due course as appropriate.

Media enquiries: Samantha Bateman, BAA plc
Tel: +44 (0)20 7932 6654

City enquiries: Sarah Hunter, BAA plc
Tel: +44 (0)20 7932 6692